UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.

601 Hawaii Street

El Segundo, California 90245

DAVITA INC. RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA INC. RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4a—Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 19, 2009

DAVITA INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

(dollars in thousands)

	2008	2007
Assets:
Plan interest in the Master Trust at fair value	$—	$547,197
Participant directed investments at fair value	396,481	—
Participant loans	24,493	—
Receivables:
Employee contributions	1,948	3,810

Total assets	422,922	551,007
Liabilities:
Excess contributions payable to participants	861	2,451

Net assets available for benefits, at fair value	422,061	548,556

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	3,319	562

Net assets available for benefits	$425,380	$549,118

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2008 and 2007

(dollars in thousands)

	2008	2007
Investment income (loss):
Net investment income from the Master Trust	$—	$39,124
Interest on investments	2,923	—
Participant loan interest	1,921	—
Dividends	15,221	—
Net depreciation in fair value of investments	(156,300)	—

Net investment (loss) income	(136,235)	39,124

Contributions:
Employee	53,963	47,890
Rollovers	4,350	4,253

Total contributions	58,313	52,143

Benefit payments	45,507	45,301
Administration expenses	309	220

Total deductions	45,816	45,521

Net (decrease) increase before Plan mergers	(123,738)	45,746

Plan mergers	—	46,642
Net assets available for benefits at beginning of year	549,118	456,730

Net assets available for benefits at end of year	$425,380	$549,118

See accompanying notes to financial statements.

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a) General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18. However, prior to June 1, 2008, participants could only enroll in the Plan immediately following the completion of a consecutive six month service period and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, and employees covered under a collective bargaining agreement. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Plan Merger

On December 19, 2007, the DaVita, Inc. Profit Sharing Plan (the Profit Sharing Plan) with total net assets of approximately $46.6 million was merged into the Plan. As a result of the merger, all participants account balances in the Profit Sharing Plan became 100% vested and the Profit Sharing Plan was terminated, in accordance with plan provisions. Through December 31, 2007, the Plan investments were held in a Master Trust in conjunction with a Master Trust Agreement (the Agreement) that was entered into with Fidelity Management Trust Company on January 3, 2006 to hold investments of the Plan and the Profit Sharing Plan. On January 1, 2008, the Agreement was terminated as a result of the Profit Sharing Plan merger into the Plan and the Plan investments are held in a simple Trust effective January 1, 2008 holding only the assets of the Plan.

The Trustee maintained a separate account for each individual plan that was held within the Master Trust, which included all of the Plan’s investments, receipts, disbursements and other transactions that were specific to each individual plan as well as an allocation of earnings based upon the units of each investment fund held by the individual plan. Each separate plan was also responsible for the payment of benefits, expenses or other charges that were allocated to each such plan and was not responsible for the payment of benefits, expenses or other charges allocated to any other plan. In addition, the Trustee also performed recordkeeping and administrative functions for the plans as outlined in the Agreement.

(c) Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

Participants may direct their investments into the Company Common Stock Fund and certain registered investment company and common commingled trust funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into various Fidelity Freedom Funds, depending upon the age of the participants. Participants cannot invest more than 25% of their total account balance into the Company Common Stock Fund.

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

Participants may elect to change their contribution percentage at any time and may change their investment selection or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no discretionary contributions made in 2008 and 2007.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

(d) Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in the proportion that the participant’s compensation bears to the total compensation for all eligible participants. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.

(e) Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and Company discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

(f) Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes Company Common Stock fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1/2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1/2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end in which the latest following event occurs: a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1/2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

Distributions for financial hardship must be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of the hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

(g) Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives these contributions.

(h) Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding.

The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purpose and bears interest at prime as stated in the Wall Street Journal on the date the loan is made plus 1%. The interest rates on outstanding loans ranged from 4.00% to 10.50% at December 31, 2008, with maturities through September 2018. Loans are secured by the vested portion of a participant’s account balance.

(i) Plan Termination

Although it has not expressed the intent to do so, DaVita Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) Unit Accounting

The Plan and the Master Trust for 2007 used unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund.

(c) Investment Valuation and Interest at Fair Value

The Plan’s investments at December 31, 2008 and the Plan’s interest in the Master Trust at December 31, 2007 at fair value include the value of assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices as reported by each

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

investment fund. The fair value of the common and commingled trust fund is calculated as discussed below. The Company Stock Fund is valued at fair value based on its year-end unit closing price from the New York Stock Exchange (comprised of year-end market price plus uninvested cash position).

(d) Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. For 2007, total investment income of the Master Trust as presented in note 3 is allocated to each individual plan investing in the Master Trust based on the units of each fund held by the respective plan and plan specific participant loans.

(e) Investments

The Plan’s investments as of December 31, 2008, and investments held in the Master Trust as of December 31, 2007 in registered investment company funds and Company Common Stock Fund are stated at fair value based on quoted market prices plus uninvested cash positions, if any.

The Fidelity Managed Income Portfolio II Fund or the MIP Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The GICs are fully benefit-responsive. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by FSP, the statements of net assets available for benefits present the fair value of the investments in the common commingled trust fund relating to fully benefit-responsive investment contracts as well as the adjustment of the investments in common commingled trust fund relating to fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2008 and 2007, the adjustment from fair value to contract value totaled approximately $3,319,000 and $562,000, respectively. The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the MIP Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The overall effective yield and crediting rate for the MIP Fund was 3.40% and 3.48%, respectively, for the year ended December 31, 2008 and 4.69% and 4.64%, respectively, for the year ended December 31, 2007.

The Plan, and in 2007 the Master Trust, provided for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

(f) Receivables – Employee Contributions

Receivables from employee contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

(g) Participant Loans

Participant loans are stated at fair value.

(h) Benefits

Benefits are recorded when paid.

(i) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(j) Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant loan costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2008 and 2007, administration fees paid by the Plan were approximately $309,000 and $220,000, respectively.

(3)	Investments

The following summarizes the investments in the Plan at fair value as of December 31, 2008 and the related net depreciation in the investments for the year ended December 31, 2008 (dollars in thousands):

	2008
	Investments at Fair Value	Net Depreciation
Investments in Registered Investment Company Funds	$287,600	$(152,435)
Investments in Common Commingled Trust Fund	81,790	—
DaVita Inc. Common Stock Fund	27,091	(3,865)
Participant Loans	24,493	—

Total	$420,974	$(156,300)

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

Investments that represent five percent or more of the Plan’s interest at December 31, 2008 and within the Master Trust at December 31, 2007, respectively, are as follows (dollars in thousands):

2008
Fidelity Managed Income Portfolio II Fund (at contract value)	$85,109
Fidelity Contrafund	50,174
Pimco Total Return Fund	49,249
Fidelity Freedom 2030 Fund	36,346
DaVita Inc. Common Stock Fund	27,091
Fidelity Spartan US Equity Index Fund	21,800

2007
Fidelity Contrafund	$81,345
Fidelity Managed Income Portfolio II Fund (at contract value)	74,664
Fidelity Freedom 2030 Fund	52,835
Pimco Total Return Fund	43,960
Fidelity Diversified International Fund	40,274
Fidelity Spartan US Equity Index Fund	38,523
ABF Large Cap Value Fund	33,345
DaVita Inc. Common Stock Fund	33,079
Fidelity Balanced Fund	28,133

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was 100%. The following table presents the values of investments held by the Master Trust as of December 31, 2007 and the net investment income for the year ended December 31, 2007 (dollars in thousands):

		2007
Common Commingled Trust Fund:
	Fidelity Managed Income Portfolio II Fund	$74,102
Registered Investment Company Funds:
	Fidelity Contrafund	81,345
	Fidelity Capital & Income Fund	661
	Fidelity Balanced Fund	28,133
	Fidelity Low-Priced Stock Fund	12,858
	Fidelity Diversified International Fund	40,274
	Fidelity Freedom Income Fund	1,794
	Fidelity Freedom 2000 Fund	1,336
	Fidelity Freedom 2005 Fund	196
	Fidelity Freedom 2010 Fund	9,658
	Fidelity Freedom 2015 Fund	2,839
	Fidelity Freedom 2020 Fund	15,354
	Fidelity Freedom 2025 Fund	3,002
	Fidelity Freedom 2030 Fund	52,835
	Fidelity Freedom 2035 Fund	1,977
	Fidelity Freedom 2040 Fund	9,683
	Fidelity Freedom 2045 Fund	237
	Fidelity Freedom 2050 Fund	203
	Fidelity Spartan US Equity Index Fund	38,523
	Pimco Total Return Fund	43,960
	Pimco Mortgage Backed Securities Fund	194
	Franklin Balance Sheet Fund Class A Shares	13,302
	ABF Large Cap Value Fund	33,345
	Baron Small Cap Fund	13,469
	RS Partners Fund	4,133
	Allianz CCM MID CAP Fund	5,853
	Putnam International Capital Opportunities Fund	1,584
Common stock:
	DaVita Inc. Common Stock Fund	33,079
Participant loans:
	4.00% to 10.50% maturing through November 2017	23,268

	Total investments at fair value	547,197
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		562

	Net investments	$547,759

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

Investment Income for the Master Trust

2007
Net appreciation (depreciation) in fair value of investments:
Registered Investment Company Funds	$12,351
DaVita Inc. Common Stock Fund	(400)
Dividend income	24,648
Interest income	4,736

Net investment income	$41,335

(4)	Related Party and Party-in-Interest Transactions

Fidelity Management Trust Company and related Fidelity Companies are the Trustee, Investment Manager and Recordkeeper. Transactions with the Trustee qualify as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The IRS has determined and informed the Company that the Plan and related trust as amended through February 26, 2002, are designed in accordance with applicable sections of the Code. Subsequently, the Plan was amended for recent tax law changes and other statutory changes. The Plan is in the process of obtaining a determination letter from the IRS regarding these changes, and management believes that the Plan as amended is designed in accordance with the applicable sections of the Code.

The Company has identified certain errors and operational issues with respect to the Plan and filed an application under the Voluntary Compliance Program (VCP). The Plan’s administrator expects that the final outcome of the VCP process will not have any material effect on the Plan’s financial statements or any impact to the Plan’s qualified tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(6)	Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled approximately $683,000 and $746,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. Forfeitures of approximately $91,000 and $57,000 were used to pay administrative expenses in 2008 and 2007, respectively.

(7)	Delinquent Participant Contributions

The Company remitted certain contributions after the date required by the Department of Labor in 2007 and 2006. The Company determined the amount of lost interest and contributed that amount to the Plan in 2008.

(8)	Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157 Fair Value Measurements, except for the nonfinancial assets and liabilities that are subject to a one-year deferral allowed by FASB Staff Position (FSP) FAS 157-2 Effective Date of FASB Statement No. 157. This standard establishes a framework for measuring assets and liabilities at fair value and also requires additional

DAVITA INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2008 and 2007

disclosures about fair value measurements. The standard applies to assets and liabilities that are carried at fair value on a recurring basis. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities (Level 1 measurements) and the lowest priority to unobservable assets inputs (Level 3 measurements).

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$287,600	$287,600	$—	$—
Investments in Common Commingled Trust Fund	81,790	—	81,790	—
Participant Loans	24,493	—	24,493	—
DaVita Inc. Common Stock Fund	27,091	27,091	—	—

Total investments	$420,974	$314,691	$106,283	$—

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.

Investments in the common commingled trust fund are recorded at fair value and adjusted to contract value. See (2)(e) under Summary of Significant Accounting Policies for further discussions.

Participants’ loans are stated at fair value. The participant loans’ fair value is ultimately based upon observable market inputs such as current interest rates and other relevant factors.

DaVita Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.

The methods used for determining fair value may not be reflected of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

DAVITA INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Common Commingled Trust Fund:
*Fidelity	Fidelity Managed Income Portfolio II Fund	$85,109
Registered Investment Company Funds:
*Fidelity	Fidelity Contrafund	50,174
Pimco	Pimco Total Return Fund	49,249
*Fidelity	Fidelity Freedom 2030 Fund	36,346
*Fidelity	Fidelity Spartan US Equity Index Fund	21,800
*Fidelity	Fidelity Diversified International Fund	21,034
ABF	ABF Large Cap Value Fund	18,216
*Fidelity	Fidelity Balanced Fund	17,661
*Fidelity	Fidelity Freedom 2020 Fund	12,406
*Fidelity	Fidelity Freedom 2010 Fund	8,052
Baron	Baron Small Cap Fund	7,956
Franklin	Franklin Balance Sheet Fund Class A Shares	7,679
*Fidelity	Fidelity Low-Priced Stock Fund	7,396
*Fidelity	Fidelity Freedom 2040 Fund	6,974
*Fidelity	Fidelity Freedom 2015 Fund	4,651
Allianz	Allianz CCM MID CAP Fund	3,418
*Fidelity	Fidelity Freedom 2025 Fund	2,943
*Fidelity	Fidelity Freedom 2035 Fund	2,439
RS	RS Partners Fund	2,411
*Fidelity	Fidelity Freedom Income Fund	1,706
*Fidelity	Fidelity Freedom 2000 Fund	1,216
Putnam	Putnam International Capital Opportunities Fund	886
Pimco	Pimco Mortgage Backed Securities Fund	854
*Fidelity	Fidelity Capital & Income Fund	821
*Fidelity	Fidelity Freedom 2045 Fund	739
*Fidelity	Fidelity Freedom 2050 Fund	412
*Fidelity	Fidelity Freedom 2005 Fund	161
Common Stock:
*DaVita Inc.	DaVita Inc. Common Stock Fund	27,091
*Participant Loans	4.00% to 10.50% maturing though September 2018	24,493

	Total Investments	$424,293

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

DAVITA INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2008

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
DaVita Inc.	Plan sponsor	2006 employee deferrals and loan repayments not deposited to the Plan in a timely manner	$5,560	$147

DaVita Inc.	Plan sponsor	2007 employee deferrals and loan repayments not deposited to the Plan in a timely manner	$63,530	$579

		2006 interest rate of 22.52%
		2007 interest rate of 21.17%
		2008 interest rate of 10.54%

There were unintentional delays by the Company in submitting 2007 and 2006 employee deferrals and loan repayments in the amount of $63,530 and $5,560, respectively, to the trustee. The Company reimbursed the Plan for lost interest in the amount of $726 during the second and the third quarter of 2008.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC. RETIREMENT SAVINGS PLAN

By:	/s/ Steven Cooper
Steven Cooper Designated Representative of the Plan Administrator

Date: June 19, 2009